Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

04 JAN 28 AM 7:21

MANDARIN ORIENTAL INTERNATIONAL LIMITED
Securities and Exchange Commission File No.82-2955

Group Secretariat

04012419

SUPPL

6th January 2004

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs

Mandarin Oriental International Limited ("MOIL")

We attach for your information a copy of a notification dated 6th January 2004 in respect of MOIL which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

PROCESSED
FEB 09 2004
THOMSON FINANCIAL

encl.

dlw 1/28

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04/01/28 AM 7:21

Company	Mandarin Oriental International Ld
TIDM	MDO
Headline	Director Declaration
Released	09:26 6 Jan 2004
Number	8817T

MANDARIN ORIENTAL INTERNATIONAL LIMITED (the "Company")

In respect of the appointment of Mr Jonathan Gould on the Board of the Company on 1st January 2004, we wish to advise the following details in respect of Mr Gould as required under paragraph 16.4 of the listing rules of the UK Listing Authority:

Mr Gould is a director of Dairy Farm International Holdings Limited. We confirm that there are no other details in respect of Mr Gould as required under paragraph 16.4 of the listing rules of the UK Listing Authority which need to be disclosed by the Company.

Neil M McNamara, Jardine Matheson Limited
For and on behalf of Mandarin Oriental International Limited

6th January 2004

www.mandarinoriental.com

END